ABN 82 010 975 612

Level 18, 101 Collins Street
Victoria 3000 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.tbgbio.com

TBG Diagnostics Limited to acquire controlling equity stake in RBC Biosciences

Key highlights

- **TBG to acquire 51% of RBC Biosciences for NT$127 million (approx. A$4.7 million)**
- **RBC is a leading nucleic acid extraction equipment, reagents and kits manufacturer in Taiwan**
- **Addition of RBC is expected to double TBG's annual sales revenues to $A8.1 million**
- **Acquisition will increase TBG's capacity to sell products more widely in Asia**

Melbourne, Australia, 28 June 2016. The Board of TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the ***Company*** or ***TBG***) is pleased to announce that it has entered into an agreement under which TBG's wholly owned subsidiary, TBG Inc, will purchase 51% equity in RBC Biosciences (***RBC***), one of the leading nucleic acid extraction equipment, reagents and kits manufacturers in Taiwan. The addition of RBC to the business of TBG is expected to double TBG's annual sales revenues and will provide further sales and distribution opportunities in the growing global diagnostics market, which is estimated to hit $81.3 billion by 2022.[1]

The total purchase price for the acquisition is NT$127 million (approx. A$4,700,000). The Company has the option to elect to pay 20% of the purchase price via the issue of fully paid ordinary shares in the Company (issue price is based on 5 trading day VWAP of the Company prior to the anticipated Completion Date). If the Company elects to issue shares, it is anticipated that the Company will utilise some of its 15% share placement capacity available under Listing Rule 7.1.

While the Company has the capacity within its current balance sheet to complete the acquisition, the Company is also looking at various funding arrangements. TBG expects that it will equity account its share of the earnings of RBC in its Group financial statements.

Under the structure, RBC will be governed by a board of directors of which TBG will hold a majority of directorships. RBC is already capitalised to an appropriate level to fund expected working capital needs and accordingly it is not envisaged that TBG will need to contribute additional funds to RBC. There will be no net debt on the balance sheet on acquisition.

Completion of the RBC acquisition is expected to occur in August 2016.

[1] "*World In Vitro Diagnostics (IVD) Market – Opportunities and Forecasts, 2015 – 2022*" Sharayu Dhabable, February 2016 (www.alliedmarketresearch.com/in-vitro-diagnostics-ivd-2022-market)

RBC was established in 2006, as one of the leading life science reagents and kits manufacturer's in Taiwan. RBC specialises in manufacturing a whole range of DNA/RNA extraction and purification kits utilizing its proprietary cellulose coated magnetic beads to provide high binding capacity and excellent purity of nucleic acid. The kits work on a series of RBC's instruments providing automated solutions for various applications. RBC holds 14 approved patents and 10 pending patents worldwide and has a distribution network of over 20 countries in the world.

Chief Operating Officer, Eugene Cheng said today, "Through the acquisition of RBC, we are able to partner with a company with leading DNA/RNA purification technology to provide high quality total solutions to our customers. RBC's global distribution network will also increase our capacity to sell our products more widely and help us to increase market share."

Executive Chairman, Jitto Arulampalam said today, "The acquisition of RBC is a crucial development in the Company's China growth strategy of becoming a leading in-vitro diagnostic company in the Asian region. We are very pleased to bring RBC into the TBG Group while adding value for our shareholders."

Based on submissions made by the Company, the ASX has confirmed that it does not require the Company to obtain shareholder approval of the acquisition or impose any other requirements under Chapter 11 of the ASX Listing Rules.

Investor Relations and Media Contact:
Peter Taylor
NWR Communications
+61 412 036 231
peter@nwrcommunications.com.au

About TBG Diagnostics

TBG Diagnostics is a global molecular diagnostic (MDx) company operating in the IVD (in vitro diagnostics) industry. TBG is focused on the development, manufacture and marketing of molecular diagnostic kits, instruments and services

TBG Diagnostics is an established brand with a strong presence in the Asian market. From its plant in Xiamen, China it develops and manufactures:

- Nucleic Acid Test (NAT) products
- HLA typing reagents based on NAT technologies
- Automation systems for NAT operations
- IVD-related NAT kits and services

Products distributed to more than 22 countries. Major hospital and laboratory clients in USA, Taiwan, Germany, Portugal, China, Hong Kong and Singapore. Operating in the rapidly growing IVD market - US$53 billion in 2013 and expected to reach US$74.7 billion by 2020 Targeting further growth in China - fastest growing MDx market at CAGR of 27.9%. Extensive research and development pipeline targeting products for oncology, infectious diseases, transplants, transfusions, pharmacogenetics, autoimmune diseases and genetic diseases